GREAT CHINA MANIA HOLDINGS, INC.
Flat 1902, 19/F, Kodak House 2
Java Road, North Point
Hong Kong

June 12, 2014

Phaedra Media Group Limited
16 Floor, No. 468 Xin Hui Road
Putuo District, Shanghai
China

CONFIDENTIAL

Dear Sirs

Re: Binding Letter of Intent for the Proposed Acquisition with Phaedra Media Group Limited ("PMG")

This letter agreement (this "**Agreement**") sets out the terms upon which Great China Mania Holdings, Inc. ("GMEC") and PMG have agreed.

GMEC is a fully-reporting smaller reporting company trading on the OTC Bulletin Board with approximately 26,000,000 shares issued and oustdanding and reported revenues of approximately $2.3 million for the year ended December 31, 2013.

PMG is a British Virgin Island company, which through a 100% owned wholly-owned foreign enterprises company ("WOFE") in China, owns and operates a China registered operating company with 3 wholly owned subsidiaries ("PRC Co."). PRC Co. specializes in total advertising solutions and operates an online advertising system in China. PMG has reported approximately RMB 38.0 million revenues for year ended December 31, 2013.

GMEC and PMG agree as follows:

1. The owners and management of PMG will cause PMG, including WOFE and the PRC Co. to become a wholly owned subsidiary of GMEC by selling 100% equity interest of PMG to GMEC at an aggregate consideration of 12,000,000 to 15,000,000 shares of restricted common stock of GMEC.

2. PMG will be entitled to 1 board seat in the board of directors of GMEC.

3. PMG's current owners and management will continue to operate PMG's business upon completion of the acquisition.

4. PMG is entitled to appoint the "Chief Operating Officer, China operations" of GMEC.

5. GMEC and PMG will jointly appoint the Chief Financial Officer of GMEC.

6. All cost of the merger process, including the audit and legal fees, will be borne by GMEC

7. All cost associated with the fund raising activities and possible NASDAQ / AMEX listing of GMEC after the acquisition will be borne by GMEC.

8. GMEC will be responsible for selecting and appointing U.S. experts and professionals

9. PMG is required to assist in the audit process, quarter reporting and annual reporting

Further details associated with the acquisition shall be determined and conducted as appropriate. All parties hereto shall cooperate with each other to accomplish these items with the objective of expeditiously completing the transaction.

GMEC shall have one week from the date hereof to conduct all due diligence procedures concerning the other party.

At the Closing (defined as below), the parties shall also enter into a definitive business cooperation agreement that will more specifically define the transaction as well as the roles of the respective parties hereto on a going forward basis.

Closing conditions:

a. GMEC management completes their due diligence procedures relating to PMG and is satisfied with the results thereof.
b. The Closing Date ("Closing") shall be the earlier to occur of (1) GMEC agreeing that they are satisfied with their due diligence; or (2) One week from the date hereof

1. **Confidentiality**

GMEC and PMG acknowledge that each will be providing to the other information that is non-public, confidential, and proprietary in nature (the "**Confidential Information**"). Each, and their respective affiliates, representative, agents and employees, will keep the Confidential Information confidential and will not, except as otherwise provided below, disclose such information or use such information for any purpose other than for negotiation of the Definitive Agreements and the evaluation and consummation of the transactions described herein, provided however that this provision will not apply to information that:

(a) becomes generally available to the public absent any breach of this provision;
(b) was available on a non-confidential basis to a Party prior to its disclosure pursuant to this Agreement; or
(c) becomes available on a non-confidential basis from a third party who is not bound to keep such information confidential

Each Party hereto agrees that it will not make any public disclosure of the existence of this Agreement or of any of its terms without first advising the other party of the proposed disclosure, unless such disclosure is required by applicable law or regulation and in any event the Party contemplating disclosure will inform the other Party of and obtain its consent to the form and content of such disclosure, which consent will not be unreasonably withheld or delayed.

Each Party hereto agrees that immediately upon any discontinuance of activities by either party such that the Transaction will not be consummated, each Party will return to the other all Confidential Information.

2. **Definitive Agreement**

Upon execution of this Agreement, the Parties agree to negotiate in good faith and to enter into a Definitive Agreement as quickly as practicable. Such Definitive Agreement will more specifically describe the terms and conditions of the acquisition. This Agreement will be subject to due diligence and Definitive Agreement.

GMEC will be responsible for the legal fees and other expenses related to this proposed transaction, except as otherwise agreed in the Definitive Agreement.

3. **Press Releases**

GMEC will not release press release or other public announcement until due diligence is completed. PMG acknowledges that GMEC may be obligated under applicable securities laws to file, and hereby consents to GMEC filing, a copy of this Agreement with the United States Securities and Exchange Commission.

4. **Binding Nature of Letter of Intent**

This letter is intended to be a legally binding commitment by any of the parties hereto with respect to the subject matter herein.

5. **Governing Law**

This Agreement shall be governed by the laws of the State of Florida. Any legal action or other legal proceeding relating to this Agreement or its enforcement shall be brought in any state or federal court in the State of Nevada.
GMEC looks forward to pursuing the transactions set out in this Agreement with PMG. Please indicate your agreement to this Agreement by signing and returning a copy to the undersigned no later than June ~~5~~ 12, 2014.

6. **Termination Clause**

Both parties also agreed that this LOI can be terminated by serving the giving one month notice in writing.

Yours truly,

GREAT CHINA MANIA HOLDINGS, INC.

____

Kwan Yin Roy Kwong, Chief Executive Officer

The undersigned hereby accepts the foregoing this 12 day of June, 2014

Phaedra Media Group Limited

____

漆紘君, Owner and Chief Executive Officer